

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Joseph Wade
Chief Executive Officer
1PM Industries, Inc.
312 S. Beverly Drive, #3401
Beverly Hills, California 90292

Re: 1PM Industries, Inc.
       Amendment No. 2 to Registration Statement on Form S-1
       Filed May 29, 2015
       File No. 333-203276

Dear Mr. Wade:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2015 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed May 29, 2015

Prospectus Summary, page 6

1.   We note your response to our prior comment 2 and reissue it in part. Please revise your disclosure to clarify the ownership of the entities prior to the June 5, 2014 reverse merger. In this regard, include the details of the transaction involving the issuance of the company's shares to WB Partners and the purchase made by WB Partners of shares owned by David Cutler for $25,000.

2.   We note your response to our prior comment 3 and re-issue it. Expand the organizational chart to include WB Partners and the control persons of WB Partners.

<u>Identification of Directors and Executive Officers, page 27</u>

3.   Please revise your disclosure in the biographies to reflect the recent development that WB Partners is no longer a subsidiary of Embarr Downs.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

H. Roger Schwall
Assistant Director